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MAR 01 2010

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SEC FILE NUMBER
8 - 67787

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SAXIS GROUP, INC. (FORMERLY CADENA CAPITAL GROUP, INC.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 N. Village Drive, Unit 110B
(No. and Street)

St. Petersburg	Florida	33617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cadena	(727) 542-9210
Sohail Khalid	(646) 227-5525
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Sohail Khalid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxis Group, Inc. (formerly Cadena Capital Group, Inc.), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member, Saxon Prime Holdings, LLC

Title

Notary Public
#01KA6098607
exp 10/24/2011
Queens County

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAXIS GROUP, INC.
(formerly Cadena Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

SAXIS GROUP, INC.
(formerly Cadena Capital Group, Inc.)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Saxis Group, Inc. (formerly Cadena Capital Group, Inc.)

We have audited the accompanying statement of financial condition of Saxis Group, Inc. (formerly Cadena Capital Group, Inc.) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxis Group, Inc. (formerly Cadena Capital Group, Inc.) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

SAXIS GROUP, INC.
(formerly Cadena Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	637,348
Receivable from clearing broker, including a clearing deposit of $250,000		1,143,640
Receivable from other broker-dealer		100,726
	$	1,881,714
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities,		
Accounts payable and accrued expenses	$	45,897
Stockholder's equity		
Common stock, no par value, authorized, issued and outstanding 1,000 shares		16,000
Additional paid-in capital		1,010,000
Retained earnings		809,817
Total stockholder's equity		1,835,817
	$	1,881,714

See accompanying notes to financial statements.

1. Nature of business

Saxis Group, Inc. (formerly Cadena Capital Group, Inc.) (the "Company") is a corporation organized under the laws of the state of Florida on April 6, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company's operations consist primarily of trade execution services for customers.

On February 13, 2009, Saxon Prime Holdings, LLC (the "Parent") acquired the stock of Cadena Capital Group, Inc. from the former stockholder and commenced operations. In December 2009, the Company changed its legal name to Saxis Group, Inc.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Accounting Standards Codification

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted this new accounting pronouncement for the year ended December 31, 2009, as required, and adoption did not have a material impact on the financial statements taken as a whole.

Revenue Recognition

Commission sharing income is computed based on a percentage of fees earned by another broker-dealer executing trades for the Company's customers under a referral agreement (see Note 6). Commission sharing income is computed monthly on a trade date basis and is paid by the 30th calendar day of the following month.

Commission income is earned from execution of customers' securities transactions and is recorded on a trade date basis.

Income Taxes

During the period from January 1, 2009 to August 13, 2009, the Company was treated as an "S" Corporation for federal and state income tax purposes, and therefore, was not liable for federal and substantially all state income taxes. As such, the Company's stockholder is liable for taxes on corporate income and receives the benefit from corporate loss. Additionally, because the Company is registered in the state of Florida and all business was conducted out of Florida during this period of S-Corporation election, the Company was not subject to any general corporate tax.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

On August 14, 2009, a new member entered the Parent, which voided the Company's S-Corporation status. There was no material income or loss allocated to this period through December 31, 2009. As such, no tax expense or benefit has been recognized and there are no related deferred income taxes.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Generally, the Company is still subject to income tax examinations by major taxing authorities for all tax years since inception. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2009, the Company's net capital was approximately $1,831,000, which was approximately $1,786,000 in excess of its minimum requirement of $45,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Off-balance sheet risk

Pursuant to the Company's clearance agreement, the Company introduces all of its securities transactions to its clearing broker (the "Clearing Broker") on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the Clearing Broker is pursuant to this clearance agreement and includes a clearing deposit of $250,000 and an additional $750,000 minimum equity requirement to ensure the Clearing Broker's obligations.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In 2009, the Company signed a Customer Referral Agreement (the "Referral Agreement") with Lime Brokerage LLC ("Lime") whereby Lime pays the Company a referral fee for trades executed by Lime on behalf of customers referred by the Company. These fees, which are included in commission sharing income on the statement of operations, are computed monthly on a trade date basis and are paid by the 30th calendar day of the following month. Approximately 41% of the commission sharing income earned in 2009 was generated from a related party relationship.

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

7. Related party transactions

The Company generated commission income of approximately 18% from execution of trades from related party relationships through the Company's clearing broker.

In September 2009, the Company entered a Software License Agreement with an affiliate, Nexus Trading Networks, LLC ("Nexus"). The Company pays monthly licensing as well as consulting fees to Nexus for use of their proprietary trading system. For the year ended December 31, 2009, the Company paid $600,000 under this agreement for license fees and consulting services, which is included in software costs on the accompanying statement of operations. There is no outstanding balance as of December 31, 2009.

The Company signed an expense sharing agreement with an affiliate, Nexus NY, LLC where they are responsible for approximately 15% of the total rent and other operating expenses for shared office space. For the year ended December 31, 2009, the Company paid $32,307 under this agreement, which is included in occupancy and other expenses on the accompanying statement of operations. There is no outstanding balance as of December 31, 2009.

8. Subsequent event

Effective January 1, 2010, the Company changed its legal name to Saxis Group, LLC and became a limited liability company.

In January 2010, the Company distributed $410,000 to the member of the Company.